UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory Note

SK Telecom Co., Ltd. (the “Company”) is furnishing this Amendment No. 1 to the Form 6-K entitled “Decision on Acquisition of Shares” furnished by the Company on June 30, 2026 (the “Form 6-K”) solely to amend and replace the information set forth in “Item 6. Scheduled Acquisition Date” as follows. The scheduled acquisition date has been changed in light of the progress of various procedures necessary for the closing of the transaction. Except as described herein, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K in any way or reflect any events that have occurred after the Form 6-K was originally furnished.

Acquisition of Shares of SKHNPS

6. Scheduled Acquisition Date	July 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: July 24, 2026